SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Poll Results of the Annual General Meeting, dated May 19, 2009	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 20, 2009	By:	/s/ Wang Jianzhou
		Name:	Wang Jianzhou
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNUAL GENERAL MEETING HELD ON TUESDAY, 19 MAY

2009 POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held on Tuesday, 19 May 2009 in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong are as follows:

Annual General Meeting

		No. of Votes (%)
Resolutions passed at the Annual General Meeting		For	Against
1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2008.	17,670,643,481	903,558
		(99.9949)	(0.0051)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	To declare a final dividend for the year ended 31 December 2008.	17,866,541,459	243,418
		(99.9986)	(0.0014)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.	(i) To re-elect Wang Jianzhou as a Director.	17,798,414,542	52,904,642
		(99.7036)	(0.2964)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(ii) To re-elect Zhang Chunjiang as a Director.	16,931,161,110	917,975,899
		(94.8570)	(5.1430)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

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Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against
	(iii) To re-elect Sha Yuejia as a Director.	17,793,947,855	57,128,229
		(99.6800)	(0.3200)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(iv) To re-elect Liu Aili as a Director.	17,807,614,987	43,469,557
		(99.7565)	(0.2435)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(v) To re-elect Xu Long as a Director.	17,771,569,803	79,506,316
		(99.5546)	(0.4454)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(vi) To re-elect Moses Cheng Mo Chi as a Director.	17,711,968,751	109,138,943
		(99.3876)	(0.6124)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(vii) To re-elect Nicholas Jonathan Read as a Director.	17,564,783,817	286,338,585
		(98.3960)	(1.6040)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	To re-appoint Messrs. KPMG as auditors and to authorise the Directors to fix their remuneration.	17,862,114,442	3,993,375
		(99.9776)	(0.0224)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

5.	To give a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	17,839,763,586	29,124,926
		(99.8370)	(0.1630)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

6.	To give a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital.	16,371,530,572	1,482,773,965
		(91.6951)	(8.3049)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

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		No. of Votes (%)
Resolutions passed at the Annual General Meeting		For	Against
7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.	16,409,216,000	1,457,958,157
		(91.8400)	(8.1600)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 20,056,178,631 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote- taking at the AGM.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 19 May 2009

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